Fraser Trebilcock Davis & Dunlap, P.C.
Lawyers

PETER L. DUNLAP[3]	JONATHAN E. RAVEN	124 West Allegan Street, Suite 1000	DETROIT OFFICE
DOUGLAS J. AUSTIN	THADDEUS E. MORGAN	lansing, michigan 48933	TELEPHONE (313) 237-7300
MICHAEL E. CAVANAUGH[9]	ANNE BAGNO WIDLAK	TELEPHONE (517) 482-5800	FACSIMILE (313) 961-1651
JOHN J. LOOSE	ANITA G. FOX[4]	FACSIMILE (517) 482-0887
DAVID E.S. MARVIN[4]	ELIZABETH H. LATCHANA	website www.fraserlawfirm.com
STEPHEN L. BURLINGAME	TODD D. CHAMBERLAIN		archie c. fraser
DARRELL A. LINDMAN	RYAN M. WILSON		(1902-1998)
IRIS K. LINDER	KENNETH S. WILSON[2]		everett r. trebilcock
GARY C. ROGERS	ROBERT B. NELSON		(1918-2002)
MARK A. BUSH	BRIAN P. MORLEY[6]
MICHAEL H. PERRY	MARY M. MOYNE[8]		james r. davis
BRANDON W. ZUK	JOHN D. MILLER[7]		(1918-2005)
MICHAEL C. LEVINE	TONI L. HARRIS[8]
THOMAS J. WATERS	RYAN K. KAUFFMAN		retired
MARK R. FOX[2,4]	JENNIFER UTTER HESTON		donald a. hines
MICHAEL S. ASHTON	NICOLE L. PROULX		ronald r. pentecost
H. KIRBY ALBRIGHT	MATTHEW A. CARMONA
GRAHAM K. CRABTREE	VINCENT M. PECORA		1RETIRED CIRCUIT JUDGE
MICHAEL P. DONNELLY	G. ALAN WALLACE		2ALSO LICENSED IN FLORIDA
EDWARD J. CASTELLANI[5]	LOUIS A. BROWN		3ALSO LICENSED IN COLORADO
NAN ELIZABETH CASEY	SAMANTHA A. KOPACZ	January 30, 2008	4ALSO LICENSED IN DISTRICT OF
PETER D. HOUK[1]			COLUMBIA
5ALSO CERTIFIED PUBLIC
ACCOUNTANT
6ALSO LICENSED IN NORTH
CAROLINA
7ALSO LICENSED IN GEORGIA
8ALSO LICENSED BY U.S. PATENT
AND TRADEMARK OFFICE
9ALSO LICENSED IN OHIO

E-mail: ilinder@fraserlawfirm.com
DID: 517-377-0803

H. Roger Schwall, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 7010
Washington, DC 20549-1090

RE:
Aurora Oil & Gas Corporation (the "Company")
Post-Effective Amendment No. 5 to Registration Statement on
Form SB-2 on Form S-3
Filed December 21, 2007
File No. 333-129695

Post-Effective Amendment No. 5 to Registration Statement on
Form SB-2 on Form S-3
Filed December 21, 2007
File No. 333-130769

Dear Mr. Schwall:

Reference is made to your comment letter (your “Letter”) of January 14, 2008 regarding Aurora Oil & Gas Corporation’s Post-Effective Amendments No. 5 to Registration Statements numbers 333-129695 and 333-130769 on Form SB-2 on Form S-3, filed with the Securities and Exchange Commission (the “SEC”) on December 21, 2007 (the “Registration Statements”). The comment numbers and headings below in this response letter (this “Response Letter”) correspond with those set forth in your Letter.

Mr. H. Roger Schwall, Assistant Director
January 30, 2008

General Comment No. 1: We have issued under separate cover comments relating to your confidential treatment request for Exhibit 10.11 to your quarterly report on Form 10-Q filed August 7, 2006. Until all open matters including the request for confidential treatment have been resolved, we will not be in a position to consider a request to accelerate the effectiveness of your registration statements.

Response to General Comment No. 1: In our letter of January 30, 2008 to Special Counsel Timothy Levenberg, we responded to your comment letter dated January 15, 2008 (the “Confidential Treatment Comment Letter”) relating to the confidential treatment request for Exhibit 10.11 to the Company's Form 10-Q filed with the SEC August 7, 2006. On January 30, 2008, the Company filed Amendment No. 4 to the Company's Form 10-QSB for the period ended June 30, 2006, including a redacted copy of the exhibit for which we requested confidential treatment. Although we have not yet received a response from your office on the matter, we believe that we have fully complied with the comments and revisions requested in the Confidential Treatment Comment Letter and that all issues raised in the Confidential Treatment Comment Letter have been resolved.

General Comment No. 2: Please give effect to each comment from our letter to you dated December 18, 2007 regarding your annual report on Form 10-KSB for the fiscal year ended December 31, 2006 and your quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2007, as applicable.

Response to General Comment No. 2: In a letter dated January 17, 2008 to Brad Skinner, Senior Assistant Chief Accountant of the SEC, the Company responded to the December 18, 2007 comment letter.

General Comment No. 3: It appears that you are not eligible to use Form S-3. Instruction I.A.3(b) of the Form S-3 requires that a registrant has filed in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement, other than a report that is required solely pursuant to certain specified items of Form 8-K. It appears that you did not file the quarterly reports for the fiscal quarters ended March 31, 2007 and September 30, 2007 within the time periods prescribed for accelerated filers. Please amend both registration statements on a form for which you qualify.

Response to General Comment No. 3: Based on the following analysis, we respectfully request that you reconsider your apparent assumption in Comment No. 3 that the Company was an accelerated filer with respect to its 2007 quarterly reports on Form 10-Q.

The Company was an SB filer through the year 2006. The Company's annual report for the year ended December 31, 2006 was filed on March 15, 2007 on Form 10-KSB.

Mr. H. Roger Schwall, Assistant Director
January 30, 2008

At December 31, 2006, the Company's public float exceeded $25 million for the second consecutive year. Thus, under Reg 228.10(a)(2), for the year 2007, the Company was no longer an SB filer. Reg 228.10(a)(2)(v) provides, "The determination made for a reporting Company at the end of its fiscal year governs all reports relating to the next fiscal year."

During the time the Company was eligible to be an SB filer, it was not an accelerated filer. See Reg 240.12b-2(1)(iv). It was also not an accelerated filer for the quarterly reports in the first fiscal year after exiting SB filer status. The test for determining accelerated filer status is performed at the end of a fiscal year and looks back to the issuer's most recently completed second quarter. Since the Company was still an SB filer at December 31, 2006, and since its most recently completed second quarter at the time was June 30, 2006, for which it was an SB filer, the Company could not have been characterized as an accelerated filer for its 2007 quarterly reports.

The Company has performed the accelerated filer test at December 31, 2007, and based on its public float at June 30, 2007, has now become an accelerated filer. The Company will file its Form 10-K for the period ended December 31, 2007 as an accelerated filer, as required by Reg 240.12b-2(3)(i).

In addition to conducting the foregoing analysis, the Company looked for guidance from experts in determining when it would become an accelerated filer. We are enclosing with this letter an excerpt from CCH Accounting Research Manager®, entitled "Regulation 12B-Interpretations and Guidance". You will see at Example 2 that the CCH guidance matches our own analysis. In an illustration with identical facts, the CCH expert concludes that the issuer exiting SB status does not become an accelerated filer until filing the first Form 10-K after exiting SB filer status. This CCH guidance is widely relied upon in the public company community.

Since the Company was not an accelerated filer for purposes of its 2007 quarterly reports, all of its filings during the preceding 12 months have indeed been timely filed, and the Company is eligible to use Form S-3.

Exhibits 5.1, Comments 4 and 5:

4. Obtain and file new legality opinions issued by Utah counsel and which do not contain the assumption set forth in clause (ii) of the fourth paragraph regarding authorized shares. We note in that regard the qualifications regarding counsel's ability to opine on the laws of Utah.

Mr. H. Roger Schwall, Assistant Director
January 30, 2008

5. We note also that counsel's consent to the filing of the opinion as an exhibit to the registration statement (in File No. 333-129695) refers to Post-Effective Amendment No. 4 rather than Post-Effective Amendment No. 5.

Response to Exhibits 5.1, Comments 4 and 5: We have filed amendments to the registration statements with revised opinions at Exhibits 5.1 that respond to your comments.

Should you have any further questions, please feel free to contact me.

Very truly yours,

FRASER TREBILCOCK DAVIS & DUNLAP, P.C.

//Iris K. Linder//

Iris K. Linder

IKL/blv
Enclosure

cc:	Barbara Lawson
Laura Nicholson

Accounting Research Manager ® -- Reg12B.I.Rule12b-2. Page 1 of 4

CCH
a Wolters Kluwer business
Accounting Research Manager ® - Standard

Accounting Research Manager
SEC Practice\07. SEC Rules, Regulations and Releases
Regulation 12B Interpretations and Guidance
Definitions - Accelerated Filers

Regulation 12B - Interpretations and Guidance

Reg12B.I.Rule12b-2.
Definitions - Accelerated Filers

General

[1] Determining if a registrant is an "accelerated filer" is important because the answer governs the due dates of the registrant's quarterly (Form 10-Q) and annual (Form 10-K) reports. The due date of a transition report arising from a decision to change the registrant's fiscal year end also depends on whether the registrant is deemed an "accelerated filer."

[2] An accelerated filer is one that meets all of the following conditions as of the end of its fiscal year:

- The registrant's common equity public float was $75 million or more as of the last business day of its most recently completed second fiscal quarter;
- The registrant has been reporting under Section 13(a) or 15(d) of the 1934 Act for at least 12 months;
- The registrant has previously filed at least one annual report; and
- The registrant is not eligible to report under the small business issuer rules.

[3] Because one of the four criteria relates to public float of the registrant's common equity, a registrant whose common equity is not registered (i.e., it has registered debt securities but not equity securities) is exempt from the accelerated filer rules.

[4] New registrants that have recently completed an initial public offering (IPO) of their common equity do not immediately become accelerated filers even if the aggregate market value of equity registered in the IPO was in excess of $75 million. By definition, a new registrant has not previously filed "at least one annual report" nor has it been reporting under the 1934 Act for at least 12 months.

PUBLIC FLOAT TEST

[5] Common equity public float is determined based on the aggregate market value of the registrant's outstanding voting and non-voting common equity held by nonaffiliates. A nonaffiliate is an entity or person:

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Accounting Research Manager ® -- Reg12B.I.Rule12b-2. Page 2 of 4

a. that does not directly or indirectly control the registrant;
b. is not directly or indirectly controlled by the registrant; or
c. is not under common control with the registrant.

[6] Market value is based on the price at which the common equity was last sold or the average of the bid and asked price. For the purpose, the price in the principal market for the common equity should be used. The date to be used to determine market value should be the last business day of the registrant's most recently completed second fiscal quarter.

[7] The public float test for accelerated filers differs from other public float tests in the SEC's regulations. For example, Form S-3 eligibility requires public float of $75 million or more within 60 days prior to the filing of Form S-3. Thus a registrant could be eligible to file Form S-3 even if it were not an accelerated filer.

SMALL BUSINESS EXEMPTION

[8] A registrant that meets the definition of a small business issuer is exempt from the accelerated filer rules even if the registrant has elected to file on Form 10-K and Form 10-Q. The definition of a small business issuer is contained in Item 10(a) of Regulation S-B.

[9] Registrants that have a public float in excess of $25 million OR revenues in excess of $25 million at the end of two consecutive years do not meet the definition of a small business issuer. Further guidance on the definition and eligibility requirements for small business issuers can be found in the SEC Staff Training Manual, Topic Five.

ENTERING AND EXITING ACCELERATED FILER STATUS

[10] A registrant that is not an accelerated filer must annually assess whether it meets the criteria to enter accelerated filer status. That assessment is made at the end of its fiscal year (even though criteria related to public float is measured as of the end of the registrant's second quarter). If all of the criteria are met, then the registrant has entered accelerated filer status and the due dates for the annual report for that fiscal year and all subsequent quarterly and annual reports are accelerated (exiting accelerated filer status is discussed in [11] below). If one or more of the criteria are not met, the registrant continues as a non-accelerated filer until the following fiscal year end when it reassesses its status. Two examples, one dealing with a registrant that is not a small business issuer and one dealing with a small business issuer, illustrate the rules related to entering the accelerated filer framework for reporting.

Example 1: Entering Accelerated Filer Status (Non Small Business Issuer)

As of its year ended December 31, 2003, the registrant does not meet the criteria to be an accelerated filer because its public float (measured at the end of the second quarter, June 30, 2003) is below $75 million. Accordingly, the registrant continues as a non-accelerated filer for (a) its Form 10-K for the year ended December 31, 2003, and (b) the first, second and third quarter reports on Form 10-Q for the year ending December 31, 2004. The due dates

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Accounting Research Manager ® -- Reg12B.I.Rule12b-2. Page 3 of 4

for these specific filings remain unchanged even if the registrant's public float goes above $75 million subsequent to June 30, 2003.

At December 31, 2004, the registrant must reassess whether it meets the criteria for an accelerated filer. If the market value of its common equity as of the last business day of its second quarter (June 30, 2004) is below $75 million, the registrant will continue as a non-accelerated filer for (a) its Form 10-K for the year ending December 31, 2004 and (b) its quarterly reports for the first three quarters of the year ending December 31, 2005. However, if the market value of its common public equity as of the last business day for its second quarter ended June 30, 2004 is above $75 million, the registrant has entered the accelerated filer framework for reporting. Accordingly, the due date for the registrant's annual report on Form 10-K for the year ended December 31, 2004 and its subsequent quarterly and annual reports are accelerated.

Example 2: Entering Accelerated Filer Status (Small Business Issuer)

As of its year ended December 31, 2002, the registrant's public float exceeds $25 million for the first time. Accordingly, the registrant continues to be eligible to file as a small business issuer for 2002 (i.e., it files a Form 10-KSB for the year ended December 31, 2002) and for its quarterly and annual reports in 2003. At December 31, 2003, the registrant's public float is again in excess of $25 million. Although it may still file a Form 10-KSB for the year ended December 31, 2003, going forward it no longer meets the criteria of a small business issuer. Accordingly, its quarterly reports for the year ending December 31, 2004 must be filed on Form 10-Q.

At December 31, 2004, the registrant must file a Form 10-K but must also assess whether it meets the criteria for an accelerated filer. If the market value of its common equity as of the last business day of its second quarter (June 30, 2004) is below $75 million, the registrant will continue as a non-accelerated filer for (a) its Form 10-K for the year ending December 31, 2004 and (b) its quarterly reports for the first three quarters of the year ending December 31, 2005. However, if the market value of its common public equity as of the last business day for its second quarter ended June 30, 2004 is above $75 million (assuming all other criteria are met), the registrant has entered the accelerated filer framework for reporting. Accordingly, the due date for the registrant's annual report on Form 10-K for the year ended December 31, 2004 and its subsequent quarterly and annual reports are accelerated.

[11] Once a registrant meets the four criteria, it remains an accelerated filer even if its public float declines below $75 million in a subsequent period. An accelerated filer can exit accelerated filer status only if it subsequently meets the criteria for a small business issuer. For an existing registrant to become a small business issuer, the registrant must have less than $25 million of public float AND less than $25 million in revenues at the end of the two consecutive fiscal years (refer to Item 10 (a)(2) of Regulation S-B).

<u>DUE DATES FOR ACCELERATED FILERS</u>

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Accounting Research Manager ® -- Reg12B.I.Rule12b-2. Page 4 of 4

[12] The rules governing the due dates for accelerated filers are contained in the respective forms. For example, the due date for a Form 10-K filed by an accelerated filer is contained in General Instruction A to Form 10-K. The due date for a Form 10-Q filed by an accelerated filer is contained in General Instruction A to Form 10-Q.

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